

Mail Stop 7010

November 15, 2006

Via U.S. mail and facsimile

Mr. Gary H. Schlatter
Chief Executive Officer
Oralabs Holding Corp.
18685 East Plaza Drive
Parker, CO 80134

> **Re: Oralabs Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2006**
> **File No. 000-23039**

Dear Mr. Schlatter:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all defined terms used in this letter have the same meaning as in the proxy statement filed by Oralabs Holding Corporation.

1. We note your response to comment 1 from our letter dated October 27, 2006, but believe that the exclusion for change of domicile transactions contemplated by Rule 145(a)(2) does not apply to the reincorporation merger. Rule 145(a)(2) would require that the "sole purpose" of the merger be to change the issuer's domicile. However, it appears that another purpose of the reincorporation merger is to let the exchange transaction go forward. In this regard, we note disclosures in your filing that upon completion of the closing the reincorporation merger will have taken place prior to the acquisition of PSHL, and that the reincorporation must be approved by the shareholders of OraLabs, or none of the transactions will be given effect.

Further, we believe this is consistent with our interpretation to view all aspects of a transaction together, and if the overall transaction changes the nature of the shareholders' investment, then the exclusion in Rule 145(a)(2) is not available. In connection with the Exchange Agreement, we note that prior to the transactions, the shareholders own 23% of a Nevada company engaged in the production and sale of oral and lip care products and nutritional supplements. After the transactions, they will own 4% of a Delaware company engaged in steel processing in China. Whether the purpose of the transaction is for more favorable tax treatment or corporate law choice is not determinative. Similarly, whether shareholder approval of the transaction would otherwise be required under applicable statutes is also not determinative. Therefore, we believe that the overall transaction changes the nature of OraLabs' shareholders' investment, and that it is appropriate to register the entire transaction on a registration statement under the Securities Act.

2. Based on the information in your letters and in the filing, it appears inappropriate to classify the funds transferred to Shanghai Tuorong as an asset of PSHL. We again note that Shanghai Tuorong has no legal obligation to repay PSHL. Also, there is no formal, written agreement giving PSHL the right to use the land where the construction is occurring. Further, it appears that Shanghai Tuorong is the legal entity that executed the contracts authorizing the construction on its land. Accordingly, it does not appear that PSHL has any enforceable legal right to use the land and the property thereon. We also understand that the legal transfer of land use rights is not assured because it is subject to government approvals. Similarly, the plan to make Shanghai Tuorong a subsidiary of PSHL is also not assured. Therefore, as previously requested, please revise the financial statements to record the payments to Shanghai Tuorong as dividends by reducing retained earnings. If the property is legally transferred to PSHL, then that transaction should be accounted for as a capital contribution given that both entities have common equity holders.

3. Your letter identifies receivables and payables as PSHL's primary book to tax differences. It appears that the $1,560,957 6/30/06 deferred tax liability results from multiplying 13.5% by the difference between the 6/30/06 receivable and payable balances. Please clarify for us why the $1,859,773 advances from customers balance does no give rise to a deferred tax asset since, under the cash basis, it appears that no tax would be paid in the period that corresponding revenue is booked for GAAP purposes.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Mr. Douglas B. Koff
        Koff, Corn & Berger, P.C.
        303 E. 17th Street, Suite 940
        Denver, CO 80203-1262